UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-37421

ELECTRUM SPECIAL ACQUISITION CORPORATION

The NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

c/o The Electrum Group LLC

700 Madison Avenue, 5th Floor

New York, NY 10065

(646) 365-1600

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary Shares, no par value per share

Warrants, each exercisable to purchase one-half of one Ordinary Share

Units, each consisting of one Ordinary Share and one Warrant

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Electrum Special Acquisition Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

6/6/2018	By: /s/ Eric N. Vincent	Chief Executive Officer
Date	Name: Eric N. Vincent	Title

_______________________________

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.